Dr. Raj Das Gupta Appointed CEO of Electrovaya

TORONTO, ON / ACCESSWIRE / May 24, 2022 / Electrovaya Inc. (TSX:EFL); (OTCQB:EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, is pleased to announce the appointment of Dr. Raj Das Gupta as Chief Executive Officer, and a member of the Company's Board of Directors.

Dr. Das Gupta has been a member of Electrovaya's management team since 2009. He has been instrumental in developing the Company's most critical technology and business relationships, including the development of its current forklift battery systems and OEM partnerships.

Dr. Das Gupta received his Doctorate in Materials Engineering from Cambridge University, where his research focused on lithium-ion batteries and he developed a unique patented tin composite anode encased inside a carbon nanotube. Previously, he attended Imperial College in London and the Massachusetts Institute of Technology (MIT).

Dr. Sankar Das Gupta, Electrovaya's co-founder, Chairman and previous CEO, takes up the role of Executive Chairman.

"I am delighted to announce the appointment of Raj as CEO," Sankar Das Gupta noted. "Since joining Electrovaya, he has been an indispensable member of the team. Raj is the ideal person to build shareholder value from our superior lithium-ion battery technology."

Commenting on his appointment, Raj Das Gupta said: "I am honored to have been asked to lead Electrovaya at this pivotal time. I look forward to accelerating the development of our renewables business and taking advantage of the wealth of opportunities presented by the energy transition. We have excellent products, and a strong team, combined with a track record of technology breakthroughs, innovation, and entrepreneurship. I look forward to working with our partners in continuing to deliver the critical low carbon solutions to the climate."

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com

SOURCE: Electrovaya, Inc.